Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

530,000 Units
Capped Leveraged Index Return Notes®
Linked to an International Small Cap Basket
Due December 24, 2009
$10 principal amount per unit
Term Sheet No.3012

**Merrill Lynch & Co., Inc.**

| | |
|---|---|
| Pricing Date | June 11, 2008 |
| Settlement Date | June 18, 2008 |
| Maturity Date | December 24, 2009 |
| CUSIP No. | 59023V290 |

# Capped Leveraged Index Return Notes®

- 200% leveraged upside exposure to increases in the level of an International Small Cap Basket (the "Basket"), subject to a cap of 22.50%
- A maturity of approximately 1.5 years
- 1-to-1 downside exposure to decreases in the level of the Basket in excess of a Threshold Amount with up to 90% of the principal amount at risk
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement LIRN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$5,300,000
Underwriting discount (1)	$.20	$106,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$5,194,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Leveraged Index Return Notes®” and “LIRNS®” are registered service marks of Merrill Lynch & Co., Inc.

The Dow Jones Euro STOXX Small 200 Index is the intellectual property (including registered trademarks) of Stoxx Limited, Zurich, Switzerland and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA, (the “Licensors”), which is used under license. The Notes based on the Index are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto.

TOPIX Index Value and the TOPIX Trademarks are subject to the rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks.

Merrill Lynch & Co.

June 11, 2008

Summary

The Capped Leveraged Index Return Notes® Linked to an International Small Cap Basket due December 24, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, subject to a cap, if the level of the International Small Cap Basket (the “Basket”) increases moderately from the Starting Value of the International Small Cap Basket, which was set to 100 on June 11, 2008 (the “Pricing Date”), to the Ending Value of the Index determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a return that is capped or a repayment that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes.

The Basket is comprised of the Dow Jones EURO STOXX Small 200 Index and the TOPIX Small Cap Index (each a “Basket Component Index” and together the “Basket Component Indices”), whose weightings will be 50.00% each on the Pricing Date.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, reflecting the Participation Rate of 200% and including the Capped Value of 22.50%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the return of a hypothetical direct investment in the Basket Component Indices excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations, reflecting the Starting Value of 100.00, the Capped Value of $12.25, and the Participation Rate of 200%.

Example 1— The hypothetical Ending Value is 70% of the Starting Value and less than the Threshold Value:

Starting Value: 100.00

Hypothetical Ending Value: 70.00

Threshold Value: 90.00

$10 +	($10 ×	(70.00 – 90.00)	x 100%	)	= $8.00
100.00

Payment at maturity (per unit) = $8.00

Example 2— The hypothetical Ending Value is 95% of the Starting Value and greater than the Threshold Value:

Starting Value: 100.00

Hypothetical Ending Value: 95.00

Threshold Value: 90.00

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 Original Public Offering Price.

Example 3— The hypothetical Ending Value is equal to 104% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 104.00

$10 +	($10 ×	(104.00 – 100.00)	x 200%	)	= $10.80
100.00

Example 4— The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 100.00

Hypothetical Ending Value: 120.00

$10 +	($10 ×	(120.00 – 100.00)	x 200%	)	= $14.00
100.00

Payment at maturity (per unit) = $12.25        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 100.00, the Threshold Value of 90, and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit of the Notes;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 2.700% per annum, as more fully described below.

The table below reflects the Participation Rate of 200% and the Capped Value of $12.25.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Basket Component Indices (1)(2)
50.00	-50.00%	$6.00	-40.00%	-31.00%	-37.40%
60.00	-40.00%	$7.00	-30.00%	-22.19%	-27.79%
70.00	-30.00%	$8.00	-20.00%	-14.18%	-19.16%
80.00	-20.00%	$9.00	-10.00%	-6.83%	-11.29%
90.00 (3)	-10.00%	$10.00	0.00%	0.00%	-4.04%
95.00	-5.00%	$10.00	0.00%	0.00%	-0.61%
98.00	-2.00%	$10.00	0.00%	0.00%	1.40%
100.00 (4)	0.00%	$10.00	0.00%	0.00%	2.71%
102.00	2.00%	$10.40	4.00%	2.60%	4.00%
104.00	4.00%	$10.80	8.00%	5.14%	5.28%
106.00	6.00%	$11.20	12.00%	7.61%	6.54%
108.00	8.00%	$11.60	16.00%	10.03%	7.79%
110.00	10.00%	$12.00	20.00%	12.39%	9.02%
120.00	20.00%	$12.25 (5)	22.50%	13.84%	14.97%
130.00	30.00%	$12.25	22.50%	13.84%	20.61%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 18, 2008 to December 24, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.700% per annum (which equals the weighted average of a dividend yield of 3.57% for the Dow Jones EURO STOXX Small 200 Index and 1.83% for the TOPIX Small Cap Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Threshold Value.

(4)	The is the Starting Value.

(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.25.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Basket Component Indices.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Basket Component Indices.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Basket Component Indices.

▪	Your return may be affected by factors affecting international securities markets.

▪	Exchange rate movements may impact the value of the Notes.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Changes in the value of one or more Basket Component Indices may offset each other.

▪

The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks included in the Basket Component Indices by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Basket will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the value of the Basket decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the Notes will not exceed the Capped Value

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the stocks included in the Basket Component Indices.

▪	You are willing to accept that a trading market for the Notes is not expected to develop for the Notes.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the value of the Basket will depreciate from the Starting Value to the Ending Value or that the value of the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 22.50%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends paid on the stocks included in the Basket Component Indices.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value. The Basket Component Indices are described in the section below. Each Basket Component Index was assigned a weighting on the Pricing Date, as set forth in the table below. With the Starting Value of the Basket being set to 100, the weighting assigned to each Basket Component Index will result in an equal contribution to the value of the Basket on the Pricing Date.

The respective publishers of the Basket Component Indices have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of Merrill Lynch & Co., Inc. or of holders of the Notes into consideration for any reason. These respective publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes. All disclosure contained in this term sheet regarding any Basket Component Index, including without limitation, its make-up, method of calculation and changes in components has been derived from publicly available information prepared by the distributor of the Basket Component Index. Neither Merrill Lynch & Co., Inc. nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Basket, please see the section entitled “The Market Measure—Baskets” in the product supplement LIRN-4.

On the Pricing Date, for each Basket Component Index, the initial weighting, the closing level, the Multiplier and the initial contribution to the Basket level was as follows:

Basket Component Index	Bloomberg Symbol	Region	Initial Weighting	Closing Level(1)	Multiplier(2)	Initial Basket Level Contribution
TOPIX Small Cap Index	TPXSM	Japan	50.00%	1,211.02	0.04128751	50.00

Dow Jones EURO STOXX Small 200 Index	SCXP	Europe	50.00%	171.51	0.29152819	50.00

Starting Value						100.00

(1)	This is the closing level of each Basket Component Index on the Pricing Date.

(2)	The Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

While historical information on the Basket did not exist before the Pricing Date, the following graph sets forth the hypothetical monthly historical performance of the Basket in the period from January 2003 through May 2008, based upon monthly historical levels of each Basket Component Index, the Multipliers and a Basket value of 100 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

The Basket Component Indices

The TOPIX Small Cap Index

All disclosure contained in this index supplement regarding the TOPIX Small Cap Index (the “TOPIX Index”), including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of the Tokyo Stock Exchange (“TSE”) as stated in these sources and these policies are subject to change at the discretion of TSE. ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the TOPIX Index or any successor index.

The Index is a capitalization-weighted index designed to measure the performance of the stocks listed on the First Section of the Tokyo Stock Exchange, excluding the stocks included in the TOPIX 500 Index (generally the 500 stocks listed on the First Section of the Tokyo Stock Exchange (the “TSE First Section”) with the highest free-float adjusted market capitalization and trading value over the previous 3-year period) and non-eligible stocks. The base point value of the Index was set to 1,000 on April 1, 1998.

In order to provide accurate market movements, constituent review of the stocks included in the Index are conducted semiannually. Additions and deletions of constituents are conducted in the “January Review”. Constituents are selected from companies that have been listed on the TSE First Section for at least six months or more since listing, based on liquidity and free float market capitalization as of base date.

The base date of the January Review is set on the third Friday of December (one business day before the third Friday if the third Friday is a holiday). The announcement of constituent changes is published on the first business day of January and constituent changes are effective one business day before the last day of January.

Only additions of constituents are conducted in the “July Review”. Constituents are selected from the companies listed on the TSE First Section but not included as an eligible stock during the January Review, based on liquidity and free-float adjusted market capitalization as of the base date. These are:

▪	Companies listed on the TSE First Section that had listed less than six months ago at the time of the previous January Review.

▪	Newly added companies into TOPIX after the base date of January Review and that surpassed a period of six months or more since listing.

The base date of the July Review is set on the third Friday of June (on business day before the third Friday if the third Friday is a holiday). The announcement of constituent changes is published on the first business day of July and constituent changes are effective one business day before the last business day of July.

The TOPIX Index

The TOPIX Index was developed by the Tokyo Stock Exchange (the “TSE”). Publication of the TOPIX® Index began on July 1, 1969, based on an initial Index value of 100 at January 4, 1968. The TOPIX Index is computed and published every 15 seconds via TSE’s Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

The component stocks of the TOPIX Index consist of all common Japanese stocks listed on the First Section of the TSE. The TOPIX Index measures changes in the aggregate market value of these stocks. The TSE Japanese stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. Second Section stocks are reviewed at the end of each business year to assess whether or not they meet the criteria for transfer to the First Section. The component stocks of the TOPIX Index are determined based on market capitalization and liquidity. Review and selection of component stocks is conducted semiannually, based on market data as of the base date for selection.

The TOPIX Index is a market capitalization-weighted index, with the market price of each component stock multiplied by the number of shares listed. The TSE is responsible for calculating and maintaining the TOPIX Index, and can add, delete or substitute the stocks underlying the TOPIX Index or make other methodological changes that could change the value of the TOPIX Index. The underlying stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the TOPIX Index if such stock ceases to meet the criteria for inclusion. Stocks listed on the Second Section of the TSE may be transferred to the First Section if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a First Section stock falls within the coverage of TSE rules prescribing reassignment thereof to the Second Section, such stock will be removed from the First Section. As of November 30, 2007, stocks of 1,742 Japanese companies were assigned to the First Section of the TSE and stocks of 467 companies were assigned to the Second Section.

The TOPIX Index is not expressed in Japanese Yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one–hundredth. The TOPIX Index is calculated by multiplying 100 by the figure obtained by dividing the current free–float adjusted market value (the sum of the products of the price and the number of free-float adjusted shares for index calculation of each component stock) (the “Current Market Value”) by the base market value (i.e., the Current Market Value on the base date) (the “Base Market Value”).

The calculation of the Index can be represented by the following formula:

Index =	(	Current Market Value	)	× 100
Base Market Value

In order to maintain continuity, the Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TOPIX® Index. Such factors include, without limitation: new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants and transfer of listed securities from the First Section to the Second Section of the TSE.

The formula for the adjustment is as follows:

(	Adjusted Market Value on Adjustment Date	)	=	(	(Adjusted Market Value on Adjustment Date ± Adjustment Amount))
	Base Market Value before adjustment				Base Market Value after adjustment

Where Adjustment Amount is equal to the changes in the number of shares included in the calculation of the TOPIX Index multiplied by the price of those shares used for the purposes of the adjustment.

Therefore,

New Base Market Value = Old Base Market Value x	(	(Adjusted Market Value on Adjustment Date ± Adjustment Amount))
Adjusted Market Value on Adjustmnet Date

The Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the Current Market Value or any stock underlying the TOPIX Index, the Base Market Value is adjusted in such a way that the new value of the TOPIX Index will equal the level of the TOPIX Index immediately prior to such change.

No adjustment is made to the Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market value.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Index, and these limitations may, in turn, adversely affect the value of the Notes.

License Agreement

ML&Co. and the TSE will enter into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Index in connection with the issuance and marketing of the Notes.

The license agreement will provide that the following information must be set forth in this index supplement:

“TOPIX Index Value and the TOPIX Index Marks are subject to the rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Index Marks.

The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Index Marks or cease the use thereof.

The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the Tokyo Stock Exchange TOPIX Index Value and the TOPIX Index Marks or as to the figure at which the TOPIX Index Value stands on any particular day.

The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

No Products are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc.

The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Products or an advice on investments to any purchaser of the Products or to the public.

The Tokyo Stock Exchange, Inc. neither selects specific shares or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Products, for calculation of the TOPIX Index Value.

Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Products.”

The following graph sets forth the monthly historical performance of the TOPIX Small Cap Index in the period from January 2003 through May 2008. This historical data on the TOPIX Small Cap Index is not necessarily indicative of the future performance of the TOPIX Small Cap Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the TOPIX Small Cap Index during any period set forth below is not an indication that the TOPIX Small Cap Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the TOPIX Small Cap Index was 1,211.02.

The Dow Jones EURO STOXX Small 200 Index

All disclosure contained in this term sheet regarding the Dow Jones STOXX Small 200 Index (“STOXX 200 Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to change by STOXX Limited. (“STOXX”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the STOXX 200 Index or any successor index.

The STOXX 200 Index was created by STOXX, a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones. Publication of the STOXX 200 Index began on October 11, 1999, based on an initial level of the STOXX 200 Index of 100 at December 31, 1991. The number of components in the STOXX 200 Index is fixed at 200.

The STOXX 200 Index is designed to provide a broad, yet liquid representation of small capitalization companies in Europe. The STOXX 200 Index reflects the free float market-capitalization of small companies from the major industry groupings in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. It represents the smallest 200 stocks included in the Dow Jones STOXX 600 Index and is a sub-index of the Dow Jones STOXX Total Market Index, which accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the STOXX 200 Index.

The STOXX 200 Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro); (ii) calculating the sum of all these products (the “STOXX 200 Index Aggregate Market Capitalization”); and (iii) dividing the STOXX 200 Index Aggregate Market Capitalization by a divisor which represents the STOXX 200 Index Aggregate Market Capitalization on the base date of the STOXX 200 Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the STOXX 200 Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire STOXX 200 Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The weight of each stock that comprises the STOXX 200 Index is capped at 20% of the STOXX 200 Index’s total free-float market capitalization. The free-float weights are reviewed quarterly.

The composition of the STOXX 200 Index is reviewed quarterly, and changes are implemented on the third Friday of a quarter end, using market data from the end of January, April, July and October as the basis for the review process. The composition of the STOXX 200 Index targets those companies which are within the eligible countries that have a market capitalization between the 90th and 95th percentiles of the total market capitalization of the investable stock universe. Changes in the composition of the STOXX 200 Index are made entirely by STOXX without consultation with the companies represented in the STOXX 200 Index or ML&Co. The STOXX 200 Index is also reviewed on an ongoing basis, and a change in the composition of the STOXX 200 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. nor have they participated in any way in the creation of the Notes.

ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the STOXX 200 Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with the issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the STOXX 200 Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the STOXX 200 Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the STOXX 200 Index. This advisory committee proposes changes in the composition of the 200 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the STOXX 200 Index computation. Decisions on the composition and changes in the STOXX 200 Index are reserved to the Supervisory Board.

License Agreement

STOXX and ML&Co. have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to ML&Co. and its wholly-owned subsidiaries, in exchange for a fee, of the right to use the STOXX 200 Index, which is owned and published by STOXX, in connection with certain securities and other products, including the Notes.

The license agreement between STOXX and ML&Co. provides that the following language must be set forth in this index supplement:

“The Dow Jones STOXX Small 200 Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50 Index and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc. STOXX, Dow Jones and Dow Jones STOXX Small 200 Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use. STOXX and Dow Jones have no relationship to Merrill Lynch & Co., Inc., other than the licensing of the Dow Jones STOXX Small 200 Index and the related trademarks for use in connection with the Notes. STOXX and Dow Jones do not:

▪	Sponsor, endorse, sell or promote the Notes.

▪	Recommend that any person invest in the Notes or any other securities.

▪	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

▪	Have any responsibility or liability for the administration, management or marketing of the Notes.

▪	Consider the needs of the owners of the Notes in determining, composing or calculating the Dow Jones STOXX Small 200 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

•       STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•       The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones STOXX Small 200 Index and the data included in the Dow Jones STOXX Small 200 Index;

•       The accuracy or completeness of the Dow Jones STOXX Small 200 Index and its data;

•       The merchantability and the fitness for a particular purpose or use of the Dow Jones STOXX Small 200 Index and its data;

•       STOXX and Dow Jones will not have liability for any errors, omissions or interruptions in the Dow Jones STOXX Small 200 Index or its data;

•       Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Merrill Lynch and Co., Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.”

The following graph sets forth the monthly historical performance of the Dow Jones EURO STOXX Small Index in the period from January 2003 through May 2008. This historical data on the Dow Jones EURO STOXX Small Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX Small Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX Small Index during any period set forth below is not an indication that the Dow Jones EURO STOXX Small Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Dow Jones EURO STOXX Small 200 Index was 171.51.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussions under the sections entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Basket. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.     Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Basket, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement LIRN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes.     Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Basket, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Possible Future Tax Law Changes.     On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-4 dated March 27, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508066920/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.